

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Jesse Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Ave., PH-1
Sunny Isles Beach, FL 33160

Re: Southwest Gas Holdings, Inc.
Soliciting Materials on Schedule 14A filed by Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, et al.
Filed on November 15, 2021
File No. 001-37976

Dear Mr. Lynn:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Soliciting Materials on Schedule 14A

Exhibit 1, page 18

1. Page 18 of the presentation filed as Exhibit 1 to the soliciting materials filed on Schedule 14A illustrates via bar graph a "70% upside" to the share price of Southwest Gas Holdings, Inc. and provides a breakdown of the source of such price appreciation. Valuation claims included in proxy materials "[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such estimate and each breakdown, e.g. $8 appreciation from "Increase Rate Base," $15 from "Increase Profits," etc., including any assumptions, qualifications or limitations. Please also include in future filings making similar claims disclosure that assists shareholders' understanding of the basis for and the limitations on the projected share appreciation to $120 per share.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Todd E. Mason